

March 16, 2011

Richard J. Heckmann
Chief Executive Officer
Heckmann Corporation
75080 Frank Sinatra Drive
Palm Desert, CA 92211

>   **Re: Heckmann Corporation**
>   **Form 8-K**
>   **Filed March 14, 2011**
>   **File No. 001-33816**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on March 14, 2011

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1. We note you restated your financial statements for the reclassification of the fair value of the contingent consideration from additional paid-in capital to a liability. Please amend your Item 4.02 Form 8-K to report this restatement, or tell us why an amendment is not required.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Healthcare Services